Exhibit 99.1

Azure Power Announces Results of the 2023 Annual Meeting of Shareholders

New Delhi, September 29, 2023 -- Azure Power Global Limited (the “Company” or “Azure”), an independent sustainable energy solutions provider and renewable power producer in India, today announced that it held its 2023 Annual Meeting of Shareholders on September 29, 2023 at its New Delhi office. Each of the proposals submitted for shareholder approval was approved.

Specifically, the shareholders (i) appointed ECOVIS (Mauritius), a member firm of ECOVIS International, as the independent auditor of the Company for the fiscal year ending March 31, 2024 to audit the standalone and consolidated financials of the Company for necessary filings in the Mauritius, (ii) re-elected Mr. Gowtamsingh Dabee as a Company's director, (iii) re-elected Mr. Jean-Francois Joseph Boisvenu as a Company's director, and (iv) re-elected Mr. Richard Payette as a Company's director.

About Azure

Azure is a leading independent sustainable energy solutions provider and renewable power producer in India. Azure developed India’s first utility scale solar project in 2009, and since then has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

For more information about Azure, visit: www.azurepower.com.

Exhibit 99.1

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the US Private Securities Litigation Reform Act of 1995, including statements regarding the bringing of a fresh perspective and valuable guidance, driving growth and success, driving the Company forward, and achieving Company goals. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “outlook” and similar expressions are used to identify forward-looking statements. These statements are based on current expectations and beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements in this press release. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statements.

For more information:

Investor Contact

ir@azurepower.com